UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission file number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, Hugh-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2016 annual shareholder meeting. A copy of the proxy statement is attached as Exhibit 99.1

On November 15, 2016, the Registrant issued a press release announcing the acquisition of a minority equity interest in Beijing Ling Ban Future Technology Co., Ltd. (“Ling Ban”). Additionally, the Registrant and Ling Ban agreed to establish a new joint venture, Beijing Ling Ban Intelligent Online Services Co., Ltd. A copy of the press release is attached as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.

By:	/s/ Gary Wang
Gary Wang Chairman and Chief Executive Officer

Dated: November 16, 2016

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Proxy Statement for 2016 Annual Shareholder Meeting.

99.2	Press Release dated November 15, 2016.